UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington,
DC
20549
FORM
11-K
(mark one)
☑
Annual
report
pursuant
to Section
15(d)
of
the Securities
Exchange
Act of
1934
For the annual period ended
December 31, 2025
OR
☐
Transition
report
pursuant
to Section
15(d)
of
the Securities
Exchange
Act of
1934
For the
transition
period
from
____________
to ____________
Commission
File Number:
001-38695
A.
Full title of
the plan
and
the address
of
the plan,
if different
from
that of
the issuer
named
below:
CAL-MAINE FOODS, INC.
KSOP
B.
Name of issuer of the securities
held pursuant to the plan
and
the address
of
its principal
executive
office:
CAL-MAINE FOODS, INC.
1052
HIGHLAND COLONY
PKWY,
SUITE 200
RIDGELAND, MS 39157

CAL-MAINE FOODS,
INC. KSOP
TABLE
OF CONTENTS
Page
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM
2
FINANCIAL STATEMENTS:
Statement of
Net Assets
Available
for
Benefits
4
Statement of
Changes
in Net Assets
Available
for
Benefits
5
Notes to
the Financial
Statements
6
SUPPLEMENTAL SCHEDULE:
Form 5500,
Schedule
H, Line
4i –
Schedule
of
Assets (Held
at End
of
Year)
12
SIGNATURE 14

Report of
Independent Registered
Public Accounting Firm
To
Participants
and
the Audit
Committee
of
the
Cal-Maine Foods,
Inc.
KSOP
Ridgeland,
Mississippi
Opinion on the Financial Statements
We have
audited the
accompanying
statements of net
assets available
for benefits
of the Cal-Maine
Foods,
Inc.
KSOP (the “Plan”) as of December
31, 2025
and 2024, and the related
statement of
changes in
net assets available
for
benefits
for
the
years
then
ended,
and
the
related
notes
and
schedules
(collectively referred
to
as
the
“financial
statements”).
In our opinion,
the financial statements
present fairly, in all
material respects,
the net
assets available
for
benefits of the Plan as
of December
31,
2025 and
2024, and
the changes
in net
assets available
for benefits
for the
years
then
ended,
in conformity
with accounting
principles
generally
accepted
in the
United
States of
America.
Basis for
Opinion
These financial statements
are the responsibility
of the Plan’s
management.
Our responsibility
is to express
an
opinion
on the Plan’s financial
statements based on our audits.
We are a public
accounting firm registered with the
Public Company
Accounting Oversight Board (United States) (“PCAOB”) and are
required to
be independent with
respect to the Plan in accordance with the U.S. federal
securities laws and the applicable
rules and regulations of the
Securities and
Exchange
Commission
and
the PCAOB.
We conducted our audits in
accordance
with
the standards
of the PCAOB.
Those
standards
require that
we plan
and
perform
the audit
to
obtain
reasonable
assurance about
whether
the financial
statements are
free
of
material
misstatement, whether due
to error
or fraud.
The Plan
is not
required
to have,
nor were
we engaged
to perform,
an
audit
of its
internal control over
financial reporting.
As part of our
audits, we are
required to obtain
an understanding
of
internal control over financial
reporting
but not
for purposes of
expressing
an opinion
on the
effectiveness
of the Plan’s
internal
control
over
financial
reporting.
Accordingly,
we express
no such
opinion.
Our
audits
included
performing
procedures
to
assess
the
risks
of
material
misstatement of
the
financial
statements, whether due
to error
or fraud,
and performing procedures
that respond to those risks.
Such procedures
included
examining,
on a test basis, evidence regarding the amounts and disclosures in the financial statements.
Our
audits
also
included
evaluating
the
accounting
principles
used
and
significant
estimates
made
by
the
Plan’s
management,
as well as
evaluating the
overall presentation
of the
financial statements.
We
believe
that our
audits
provide
a reasonable
basis for
our opinion.

Supplemental Information
The supplemental information
in the
accompanying
schedule of
assets (held
at end of
year) as
of December
31,
2025 has been subjected
to audit procedures
performed in
conjunction
with the
audit of the
Plan’s financial
statements.
The
supplemental
information
is the
responsibility
of
the
Plan’s
management.
Our
audit
procedures
included
determining whether the supplemental
information
reconciles to the financial
statements or the
underlying accounting
and other records,
as applicable,
and performing procedures to test
the completeness and accuracy of the information
presented
in
the
supplemental
information.
In
forming
our
opinion
on
the
supplemental
information
in
the
accompanying schedule,
we
evaluated
whether
the
supplemental
information, including
its
form
and
content,
is
presented in conformity with
the Department
of Labor’s
Rules and Regulations
for Reporting
and Disclosure
under
the
Employee Retirement Income
Security
Act
of 1974.
In our
opinion,
the supplemental
information
in the
accompanying
schedule
is fairly
stated,
in all material
respects,
in relation
to the
financial
statements
as a
whole.
/s/ Frost, PLLC
We
have
served
as the
Plan’s
auditor
since
2007.
Little Rock,
Arkansas
June 5, 2026

CAL-MAINE FOODS,
INC. KSOP
Statement of Net
Assets Available
for Benefits
December 31,
2025
and 2024
4
2025 2024
Assets
Noninterest-bearing
cash
$
—
$
82,405
Receivables
Employer
contributions
6,554
—
Participant contributions
14,755
—
Investments,
at fair
value
257,974,626
286,136,143
Notes receivable
from
participants
6,229,412
4,932,462
Net assets
available
for
benefits
$
264,225,347
$
291,151,010
See accompanying
notes
to the
financial
statements

CAL-MAINE FOODS,
INC. KSOP
Statement of Changes
in Net Assets
Available
for Benefits
For the Years
Ended December 31,
2025
and 2024
5
2025 2024
Additions
Investment
income
Dividends $
21,173,541
$
9,198,699
Net change
in fair
value
of
investments
(36,204,138)
93,268,425
Total
investment
income
(15,030,597)
102,467,124
Interest income
on notes
receivable
from
participants
473,779
324,534
Contributions
Employer
6,507,322
4,707,505
Participant
9,509,531
7,137,160
Rollover
1,274,936
7,599,899
Total
contributions
17,291,789
19,444,564
Total
additions
2,734,971
122,236,222
Deductions
Benefits
paid
to participants
29,381,294
20,597,917
Administrative
expenses
279,340
208,431
Total
deductions
29,660,634
20,806,348
Net change
in net
assets available
for
benefits
(26,925,663)
101,429,874
Net assets
available
for
benefits
- beginning
of
year
291,151,010
189,721,136
Net assets
available
for
benefits
- end
of
year
$
264,225,347
$
291,151,010
See accompanying
notes
to the
final
statements

CAL-MAINE FOODS,
INC. KSOP
Notes
to Financial Statements
December 31,
2025
and 2024
6
Note 1
– Summary of
Significant Plan Provisions
The
following
description
of
the
Cal-Maine
Foods,
Inc.
KSOP
(the
“Plan”)
provides
only
general
information.
Participants
should
refer
to the
Plan documents
for
a more
complete
description
of
the Plan’s
provisions.
General
The Plan
covers substantially
all
employees
of Cal-Maine
Foods, Inc.
and
its
subsidiaries
(collectively,
the “Company”).
It is subject to the provisions of the
Employee
Retirement
Income
Security Act
of
1974,
as amended
(“ERISA”).
Eligibility
Each employee,
except leased
employees, collective bargaining
employees, contract employees,
and
employees of
independent
contractors shall become
eligible to participate
in the
Plan on
the first
day
of
the month
following or
coinciding with
the employee
attaining
18 years of age and six months
of service.
The Plan
includes
an auto-enrollment
provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect
not to
participate
in the
Plan.
Contributions
Participants may contribute a portion of pretax annual compensation, as defined by the Plan Document.
Participants
may designate all
or a
portion of their
contributions
as Roth
contributions.
Participants
who
have attained
age
50
before
the
end
of
the
Plan
year
are
eligible to
make
catch-up contributions.
The automatic
deferral percentage
for new
participants is
3
% of
compensation.
A participant
may elect
not to
participate or
to defer a
different
percentage
of their
compensation.
Employee
deferrals will
automatically increase by
one percent (
1
%) on the first
day of each Plan
year,
up to a maximum of
5
%.
Participants may contribute
amounts representing
distributions from
other qualified
defined
benefit
or defined contribution plans (rollovers).
The Company made safe harbor nonelective contributions
equal to
3
% of compensation
during
the years
ended December
31, 2025
and 2024.
These contributions
are initially
invested
in
Cal-Maine Foods, Inc.
common stock.
The Company
can also
make additional
discretionary
nonelective
contributions.
The Company did
no
t make an additional
contribution for the
years ended December
31, 2025 or 2024. Contributions
are subject
to certain
Internal
Revenue
Service (“IRS”)
limitations.
Participant
accounts
Each
participant’s
account
is
credited
with
participant
and
Company
contributions
and
an
allocation
of
Plan
earnings/losses, and is
charged with
applicable
withdrawals and
administrative
expenses.
Allocations are based
on
the
participant’s compensation, contributions
or account
balances, as
defined.
The benefit
to which
a participant
is entitled
is the benefit
that can
be provided
from
the participant’s
vested
account.
A participant, alternate payee of
a participant, or beneficiary
of a deceased
participant has
the immediate right
to elect
to diversify
any publicly traded employer securities
held in their Company stock account attributable
to participating

CAL-MAINE FOODS,
INC. KSOP
Notes
to Financial Statements
December 31,
2025
and 2024
7
Company contributions and any publicly
traded securities
held in their safe harbor nonelective
contribution
Company
stock
account
and
reinvest
the proceeds
in any
other
investments
available
under
the Plan.
Vesting
Participants are vested immediately
in their contributions
and Company
safe harbor contributions
plus actual earnings
thereon.
Investment
options
Participants may direct the investment of their interest in
the Plan into the investment options offered under
the Plan.
Participants
may
change
their investment
selections
at any
time.
Notes receivable
from
participants
Participants may borrow from their accounts
a minimum of $
1,000
up to a maximum of the lesser
of $
50,000
or
50
%
of the
vested interest in their
account
balance.
Note terms range from
one
to
five years
or up to
15 years
if for
the
purchase of a primary residence.
The notes are secured
by the balance
in the participant’s
account and bear
interest
at
a rate determined by
the Plan Administrative Committee equivalent
to that charged by major financial institutions
in
the community.
Principal and
interest is
paid
ratably
through
weekly
or biweekly
payroll
deductions.
Payment
of benefits
Benefits
are generally
payable on termination, retirement, death
or disability.
If the
participant’s
vested balance is
$
5,000
or less, it will
be automatically distributed. In-service withdrawals
are allowed from all
participant accounts
if
the participant
has attained
age
59½
,
at
any
time
from
a
participant’s rollover
account,
or once
a
year
from a
participant’s
non-safe
harbor Company
stock account and non-elective
deferral Company Stock
Account for participants
with five
or more
years of participation.
In addition,
in-service
withdrawals
are available
to
participants
meeting
certain hardship
requirements.
Distributions from a participant’s Company
stock
account are
made either in
cash or
Company stock,
as elected
by the
participant.
Non-company
stock
accounts
are distributed
in lump
sum or
installments.
Voting
rights of
stock
Each participant
shall have the right
to direct
the committee or trustee as
to the
manner in which
whole and partial
shares of
the Company’s stock allocated
to their accounts as of
the record date are to be voted in each matter brought
before
an annual
or special
shareholders’
meeting.

CAL-MAINE FOODS,
INC. KSOP
Notes
to Financial Statements
December 31,
2025
and 2024
8
Termination
of the
Plan
Although
it
has
not
expressed
any
intent
to
do
so,
the
Company
has
the
right
under
the
Plan
to
discontinue its
contributions
at any
time and
to terminate
the Plan
subject
to the
provisions
of
ERISA.
Note 2
– Summary of
Significant Accounting Policies
Basis of accounting
The
accompanying financial
statements are
prepared
under the
accrual
method of
accounting
in
accordance
with
accounting
principles
generally
accepted
in the
United
States of
America.
Use of
Estimates
The preparation of
financial
statements
in
conformity
with
accounting
principles
generally
accepted
in
the United
States
of America requires management
to make
estimates
and assumptions
that affect certain
reported amounts
of assets
and
liabilities and changes
therein, and
disclosure
of contingent
assets
and liabilities.
Accordingly,
actual results
may
differ
from
those
estimates.
Investment
valuation
and
income
recognition
Investments
are reported
at fair
value.
See Note
3 for
a discussion
of
fair
value
measurements.
Purchases and sales of
securities
are recorded
on a trade-date
basis.
Interest
is recorded
on the
accrual
basis.
Dividends
are recorded
on the ex
-dividend date.
Net change in fair
value includes the Plan’s
gains and losses
on investments
bought
and
sold,
as well as
held
during the
year.
Notes receivable
from
participants
Notes receivable from
participants
are measured
at
their unpaid
principal
balance
plus any
accrued, but
unpaid, interest.
Delinquent notes
receivable
from participants
are recorded
as a
distribution
based upon
the terms
of the
Plan
documents.
Payment
of benefits
Benefits
are recorded
when
paid.
Administrative
expenses
Certain administrative and recordkeeping
fees are paid
by the Plan, unless otherwise
paid by the Company.
Expenses
that are paid by the Company are excluded
from these financial
statements.
Fees related
to loans and distributions
are
charged
directly
to the
participants'
accounts.

CAL-MAINE FOODS,
INC. KSOP
Notes
to Financial Statements
December 31,
2025
and 2024
9
Note 3
– Fair
Value
Measurements
The Plan is required
to categorize
both
financial and
nonfinancial
assets
and liabilities
based
on the
following
fair value
hierarchy.
The fair value of
an asset is
the price at
which the
asset could be
sold in an
orderly transaction
between
unrelated, knowledgeable,
and willing
parties able
to engage
in the transaction.
A liability’s fair
value is
defined as
the
amount that would be
paid to
transfer
the liability
to a new
obligor in
a
transaction
between
such parties,
not the
amount
that would
be paid
to settle
the liability
with the
creditor.
•
Level 1
- Quoted
prices
in active
markets
for
identical
assets or
liabilities
•
Level 2
- Inputs other
than quoted prices included in
Level 1 that are observable for the asset or liability,
either directly
or indirectly,
including:
◦
Quoted
prices
for
similar assets
or liabilities in
active
markets
◦
Quoted
prices
for
identical
or similar
assets in
non-active
markets
◦
Inputs
other
than
quoted
prices
that are
observable
for
the asset
or liability
◦
Inputs
derived
principally
from
or corroborated
by other
observable
market
data
•
Level 3
- Unobservable inputs for
the asset or liability
that are supported
by little
or no market
activity
and
that are
significant
to the
fair
value
of
the assets
or liabilities
The asset or liability’s fair value measurement level
within the fair value hierarchy
is based on the lowest
level
of
any input that is significant
to the fair value measurement.
Valuation techniques used
need to
maximize the
use
of
observable
inputs
and
minimize
the use
of
unobservable
inputs.
The following is a description of the valuation methodologies used for assets measured at fair value.
There have
been
no changes
in the
methodologies
used
at December
31,
2025
or 2024:
Common stock and mutual funds
:
These investments
are valued based
on quoted market
prices at the
end
of
the Plan
year.
Common collective trust funds
:
This investment is valued based on the net asset value (“NAV”) of units
held by
the Plan
at year
end, as
calculated by the issuer,
as a
practical expedient to estimate
fair value.
NAV
is calculated based on the
fair value of the
underlying
assets owned by the
fund, minus
its liabilities,
divided
by the
number
of
units outstanding.
The preceding methods described
may produce
a fair value calculation
that may not be
indicative of net realizable
value
or
reflective
of
future
fair
values.
Furthermore,
although
the
Plan
believes
its
valuation
methods
are
appropriate
and consistent with
other
market participants, the use
of different
methodologies or assumptions to
determine the fair
value of certain financial instruments could result in a different fair value measurement at the
reporting date.

CAL-MAINE FOODS,
INC. KSOP
Notes
to Financial Statements
December 31,
2025
and 2024
10
The following
table sets
forth
the Plan’s
assets at
fair
value.
December 31, 2025 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine
Foods,
Inc.
common
stock
$
150,927,930
$
—
$
—
$
150,927,930
Mutual funds
104,260,825
—
—
104,260,825
Total
assets measured
at fair
value
$
255,188,755
$
—
$
—
$
255,188,755
Investments measured at net asset value*
2,785,871
Investment
at fair
value
$
257,974,626
December 31, 2024 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine
Foods,
Inc.
common
stock
$
196,595,844
$
—
$
—
$
196,595,844
Mutual funds
86,910,290
—
—
86,910,290
Total
assets measured
at fair
value
$
283,506,134
$
—
$
—
$
283,506,134
Investments measured at net asset value*
2,630,009
Investment
at fair
value
$
286,136,143
*
The investment measured at fair value using the net asset value per share (or its equivalent) practical
expedient has not been classified in the fair value
hierarchy.
The fair value
amount included
above is intended
to permit reconciliation
of the fair value hierarchy
to the amounts
presented in the
statements
of
net assets
available
for
benefits.
The following
table summarizes
investments
for which
fair
value
is
measured using
the NAV per share
as a
practical
expedient.
Unfunded Redemption Redemption
Fair Value Commitments Frequency Notice Period
December 31, 2025
Common
collective
trust fund
$
2,785,871
N/A Daily None
December 31, 2024
Common
collective
trust fund
$
2,630,009
N/A Daily None
Note 4
– Risks and Uncertainties
There is
a high concentration
of the Company's stock owned by the Plan.
As of
December 31, 2025
and 2024,
approximately
57
% and
68
% of
the Plan's
assets were invested
in the
Company's
common
stock,
respectively.

CAL-MAINE FOODS,
INC. KSOP
Notes
to Financial Statements
December 31,
2025
and 2024
11
The Plan invests in various investment
securities
that are exposed to
various risks
such as interest
rate, market
and
credit risks.
Due to the level of
risk associated
with certain investment
securities, it
is at least
reasonably possible
that changes in
the values
of investment
securities
will
occur in
the near
term and
that such
changes
could materially
affect
the participants'
account
balances
and
the amounts
reported
in the
financial
statements.
Note 5
– Tax
Status
The IRS
has determined and
informed
the Company
by a
letter
dated January
14,
2015
that the
amended
and
restated
Plan document
is designed in accordance with applicable sections of
the IRC.
Although the plan document has
been amended
since receiving the determination letter, the
Plan administrator believes the Plan
is designed and
currently being operated in compliance with the applicable
requirements of the IRC.
Therefore,
no provision for
income
taxes
has been
included
in the
Plan’s
financial
statements
.
Accounting principles generally
accepted
in the United
States
of America
require Plan
management
to evaluate
tax
positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that,
more likely than not, would not be
sustained upon examination
by the IRS.
The Plan administrator has analyzed
the tax
positions taken
by
the Plan,
and
has concluded
that,
as of
December 31,
2025,
there
are no
uncertain
positions
taken or expected
to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject
to routine
audits by taxing
jurisdictions; however,
there are
currently no audits
for
any
tax periods
in progress.
Note 6
– Parties
-in-Interest
Transactions
The Plan
invests in shares
of the
Company. The Company
is the Plan
sponsor and is,
therefore, by definition a
party-in-interest. All investments
and investment transactions
related
to company
stock
were with
a
party-
in -
interest. As of December 31, 2025 and 2024
the fair value of the investment
in Company
stock was $
150,927,930
and $
196,595,844
, respectively. Total dividend
income received
during
the year
ended
December 31, 2025 and
2024
was $
16,320,204
and
$
5,588,690
, respectively.
Empower Annuity Insurance Company serves
as recordkeeper to the Plan, OneDigital Investment
Advisors LLC
serves as investment advisor
to the
Plan, and
Empower
Advisory
Group,
LLC serves
as investment
managers to
the
Plan. Fees
are
paid
to these
companies
for
their services.
These
service providers
are by
definition parties-
in -
interest.
The Plan
also holds notes
receivable
from
participants.
As
a
result, these
notes
receivable
and
all
related
transactions
were with
a party-in-interest.
All of
these
transactions
are exempt
from
being prohibited
transactions
under
ERISA.

CAL-MAINE FOODS,
INC. KSOP
PLAN NUMBER
001
EMPLOYER IDENTIFICATION
NUMBER
64-0500378
Form 5500,
Schedule H, Line 4i
Schedule of Assets
(Held at End of
Year)
Description
of
investment
including
Identity
of
issue,
borrower,
maturity
date,
rate of
interest,
Current
(a) (b)
lessor or
similar party
(c)
collateral,
par or
maturity
value
(e) value
Common
collective
trust funds
Federated Hermes Capital Preservation Fund
2,785,871
Mutual funds
Allspring Special Mid Cap Value Fund R6
2,294,330
BlackRock Inflation Prted Bd Blackrock
K
1,400,474
BlackRock Liquidity FedFund Instl
3,924,227
BlackRock Mid-Cap Growth Equity K
1,244,624
Invesco Growth and Income Fund R6
4,069,051
MFS Massachusetts Investors Gr Stk R6
4,144,858
MFS Total Return Bond R6
2,861,092
MFS Total Return R6
2,517,114
T. Rowe Price Retirement 2010 Fund I
292,082
T. Rowe Price Retirement 2020 Fund I
6,051,749
T. Rowe Price Retirement 2030 Fund I
14,641,625
T. Rowe Price
Retirement 2040 Fund I
16,070,224
T. Rowe Price Retirement 2050 Fund I
10,455,081
T. Rowe Price
Retirement 2060 Fund I
4,241,753
Vanguard 500 Index Fund - Admiral
17,424,515
Vanguard Developed Markets Index Admiral
5,583,169
Vanguard Explorer Adm
3,036,398
Vanguard Mid Cap Index Adm
1,953,518
Vanguard Small Cap Index Fund - Admiral
2,054,941
Total
mutual
funds
104,260,825
Column
(d) not
applicable
for
participant
directed
investments.
See Report
of
the Independent
Registered Public
Accounting
Firm

CAL-MAINE FOODS,
INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION
NUMBER 64-0500378
Form 5500,
Schedule H, Line 4i
Schedule of Assets
(Held at End of
Year)
Description
of
investment
including
Identity
of
issue,
borrower,
maturity
date,
rate of
interest,
Current
(a) (b)
lessor or
similar party
(c)
collateral,
par or
maturity
value
(e) value
Common stock
* Cal-Maine Foods, Inc.
1,896,794 shares of common stock,
$
0.01
par value
$
150,927,930
* Participant loans
Interest rates
from
3.25
% to
9.5
% with
maturity
dates
from
January
2026
through
March 2040
6,229,412
Total $
264,204,038
* Party-in-interest
Column
(d) not
applicable
for
participant
directed
investments.
See Report
of
the Independent
Registered Public
Accounting
Firm

SIGNATURE
Pursuant to the requirements
of the Securities
Exchange Act
of 1934, the
trustees (or
other persons
who administer
the
employee
benefit plan)
have
duly caused
this annual
report
to be
signed on
its behalf
by the
undersigned
hereunto
duly
authorized.
CAL-MAINE FOODS, INC. KSOP
Date: June 5, 2026
/s/ Teresa
Odom
Teresa Odom
Director of
Human
Resources

EXHIBIT INDEX
Exhibit
Number Description
23.1
Consent
of
Independent
Registered Public
Accounting
Firm